UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 10, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Old Agoura Apartments, LLC

On October 10, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Old Agoura Apartments, LLC (“Raven Ridge Agoura Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $2,434,548.61, which includes the original principal amount of $1,850,000 and accrued return of $584,548.61, in the Raven Ridge Agoura Controlled Subsidiary (the “Raven Ridge Agoura Investment”).  The Raven Ridge Agoura Investment was funded with proceeds from our Offering.

Raven Ridge Agoura Controlled Subsidiary is managed by the principals of Raven Ridge Development, LLC, a California limited liability company (“Raven Ridge”) and California based real estate firm. The company has been a developer and investor in multifamily, mixed-use, retail, office, and industrial projects in highly desirable locations in Southern California and Washington. The sponsorship has experience developing over three million square feet of all types of real estate. Other than with regard to the purchase of the Raven Ridge Agoura Subsidiary Investment, neither our Manager nor we are affiliated with Raven Ridge.

The initial proceeds from the Raven Ridge Agoura Investment were used by Raven Ridge for the construction of an 18-unit rental townhome project located at 5250 Chesebro Road, Agoura Hills, California (the “Raven Ridge Agoura Property”). As of October 2016, Raven Ridge had commenced leasing efforts as the construction of the property was materially complete and was awaiting certificates of occupancy. The city of Agoura Hills is in Los Angeles County. Agoura Hills is primarily a bedroom community with residents commuting to employment centers in neighboring areas such as Calabasas and Thousand Oaks and throughout the Los Angeles metropolitan area.

Pursuant to the agreements governing the Raven Ridge Agoura Controlled Subsidiary (the “Raven Ridge Agoura Operative Agreements”), our consent is required for major decisions regarding the Raven Ridge Agoura Property. The Raven Ridge Agoura Investment currently accrues at a rate of 21.5% per annum economic return. While the Manager may choose to negotiate a lower rate in exchange for a longer term, there can be no guarantee that such negotiations will be successful, and we continue to reserve our rights under the agreements. Based on a third-party as-is appraisal valuation of the Raven Ridge Agoura Property conducted October 6, 2017, the Raven Ridge Agoura Investment features an ‘As-Is’ 80% LTV (aggregate with maximum allowable senior debt) as of a October 1, 2017 date of value and an ‘As Completed’ 73% LTV as of a November 1, 2017 date of value. Raven Ridge has contributed $2,163,000 of equity to the Raven Ridge Agoura property development.

Raven Ridge closed on the acquisition of the Raven Ridge Agoura Property in June, 2014, at a purchase price of $2,100,000. On September 25, 2015, Old Agoura Apartments, LLC closed on a $5,890,000 senior construction loan from Evertrust Bank (“Raven Ridge Agoura Senior Loan”). The interest rate is equal to the greater of (i) 5.50% or (ii) 1.0% over “The Wall Street Journal Prime Rate.” As of October 2017, the Raven Ridge Agoura Controlled Subsidiary was negotiating with Evertrust Bank either a short term extension or a refinance of the Raven Ridge Agoura Senior Loan with a long-term loan.

The principals of Raven Ridge have provided the holder of the Raven Ridge Agoura Investment with standard carve-out and springing guaranties.

As the Raven Ridge Agoura Investment initially was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Manager commissioned an independent appraisal and the Independent Representative reviewed and approved of the transaction prior to its consummation.

The Raven Ridge Agoura Property is located in the city of Agoura Hills in Los Angeles County. The neighborhood is situated in the historic quarter known as “Old Agoura.” The area is characterized by a mix of spacious estates and western style houses and is a center for equestrian activities and facilities with a network of horse trails connecting much of the area to the centrally located Old Agoura Park. The Raven Ridge Agoura Property is located within a mile of Trader Joe’s and less than four miles from Alberton’s, a major supermarket chain. There are several larger shopping centers located in Westlake Village a few miles west and in Calabasas about six miles east. Both are easily accessible by freeway. In addition to plentiful dining and shopping, the subject is within 45 minutes of Malibu and Zuma beaches and the Santa Monica Mountains Recreational Area along with numerous other regional parks. Also, Oxnard and Ventura harbors provide a marina and sport fishing opportunities.

There has been relatively little recent apartment development in the Agoura Hills/Calabasas/Thousand Oaks/Conejo Valley area because of initiatives passed in the 1990s as well as the impact of the most recent economic downturn. Thus, apartment occupancies are quite high, with prevailing vacancies in the 3%-5% range. In addition, the overall Los Angeles rental market continues to perform well. More than 50% of residents rent their homes, the highest ratio of renters to owners of any major metropolitan area in the country. Market-wide, vacancy is currently 3.8% and year-over-year rent growth is 3.3%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name: Title:	Bjorn J. Hall General Counsel

Date:	October 13, 2017